September 19, 2017

VIA EDGAR & OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, DC 20549
Attention: Melissa Raminpour, Branch Chief

Re: Federal Signal Corporation
Form 10-K for the Year Ended December 31, 2016
Filed February 28, 2017
Form 10-Q for the Quarter Ended June 30, 2017
Filed August 8, 2017
File No. 001-06003

Dear Ms. Raminpour:

We are in receipt of your comment letter dated September 6, 2017, regarding the following filings of Federal Signal Corporation (the “Company”): the Form 10-K for the year ended December 31, 2016, filed with the Securities and Exchange Commission (the “Commission”) on February 28, 2017 (the “Form 10-K”), and the Form 10-Q for the quarter ended June 30, 2017, filed with the Commission on August 8, 2017 (the “Form 10- Q” and together with the Form 10-K, the “Filings”). We have set forth below in bold the comment in the comment letter followed by our response.

Form 10-K for the Year Ended December 31, 2016

Note 15. Segment Information, page 73

1.	Please revise your disclosure in Note 15 to disclose revenue by product and service or group of similar products and services as required by ASC 280-10-50-40.

Response:

We have reviewed ASC 280-10-50-40, and respectfully believe that the disclosures included in Note 15 satisfy the applicable disclosure requirements. We believe that ASC 280-10-50-38 allows companies that have similar products within each segment to limit disclosure to revenues at the segment level. In reaching this conclusion, we considered the guidance related to the segment aggregation criteria in ASC 280-10-50-11 in order to perform our evaluation as to whether the products within each segment are “similar”. Specifically, we note that the products within each of our segments are similar in nature and have similar production processes, classes of customers, distribution methods, degree of risk and opportunities for growth.

1415 WEST 22nd STREET OAK BROOK, ILLINOIS 60523 PHONE (630) 954-2000

Securities and Exchange Commission
Ms. Melissa Raminpour
September 19, 2017

For example, the Environmental Solutions Group segment (“ESG”) primarily sells specialty vehicles and associated parts. These products have similar production processes, are exposed to similar risks and growth opportunities and are generally sold to the same (or similar) dealers or customers within municipal and industrial end markets. As disclosed in Note 5 to our Form 10-K, total rental income for the years ended December 31, 2016 and 2015 was $18.4 million and $8.4 million, respectively. That income relates entirely to ESG and is generated by the rental of the same products that are sold within ESG. For the years ended December 31, 2016 and 2015, rental income represented 3.7% and 1.5% of total ESG net sales. Beyond these product sales and rentals, no other revenue streams represented more than 5% of ESG’s net sales.

The Safety and Security Systems Group segment (“SSG”), primarily sells audible and visual warning devices. These products have similar production processes, are exposed to similar risks and growth opportunities and are generally sold to the same (or similar) customers within municipal and industrial end markets. Beyond the sale of these products, no other revenue streams represented more than 5% of SSG’s net sales.

While we believe that our disclosures meet the requirements set forth in ASC 280-10-50-40, we are currently evaluating whether further disaggregation of revenue would be required to be disclosed in accordance with our pending adoption of ASC 606, which will be effective on January 1, 2018. Included in that evaluation will be an assessment of whether additional disclosures of our revenue streams would be required, or would be considered sufficiently meaningful to investors.

In addition, as indicated in Note 11 to the condensed consolidated financial statements included in our Form 10-Q for the quarter ended June 30, 2017, we are currently in the process of determining the impact, if any, that our recent acquisition of GenNx/TBEI Intermediate Co., completed in June 2017, may have on our disclosures required under ASC 280. That evaluation will include an assessment of whether additional disclosures may be required in our future filings in order to continue to satisfy the requirements of ASC
280-10-50-40.

Form 10-Q for the Quarter Ended June 30, 2017

Exhibit 99.1 Second Quarter Financial Results Press Release

2.
We note your disclosure on page 2 that you are raising your full-year 2017 adjusted EPS outlook to a range of $0.77 to $0.80. Please revise to include a reconciliation of this amount to the most comparable GAAP measure, or alternatively please disclose that you are excluding the reconciliation based on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B). See guidance in Question 102.10 of the C&DI on Non-GAAP Financial Measures updated May 17, 2016.

Response:

In our Second Quarter Financial Results Press Release, included as Exhibit 99.1 to our Form 10-Q for the quarter ended June 30, 2017, we reconciled adjusted net income and earnings per share from continuing operations, each non-GAAP measures, to the most comparable GAAP measure. That reconciliation for the three and six months ended June 30, 2017 and 2016, was included on page 7 of Exhibit 99.1. During the three and six months ended June 30, 2017 and 2016, adjustments were made to reported GAAP net income and diluted EPS to exclude the impact of restructuring activity, executive severance costs, acquisition and integration-related expenses, purchase accounting effects and debt settlement charges, where applicable.

1415 WEST 22nd STREET OAK BROOK, ILLINOIS 60523 PHONE (630) 954-2000

Securities and Exchange Commission
Ms. Melissa Raminpour
September 19, 2017

In issuing our revised full-year outlook range of $0.77 to $0.80, based on the information available to us at the time, the impact of any additional adjustments to GAAP EPS in the third or fourth quarters of 2017 was not expected to be material.

We expect to provide an update to our full-year 2017 outlook range in our Third Quarter Financial Results Press Release. In that Press Release, we will include either (i) a reconciliation of our adjusted EPS outlook range to the most comparable GAAP measure or (ii) a statement that we are excluding the reconciliation based on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B).

Pursuant to your request, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing should address your comments. If you have any questions about, or would like further information concerning, the response set forth above, please contact the undersigned. Thank you.

Very truly yours,

FEDERAL SIGNAL CORPORATION

By: /s/ Ian A. Hudson
Ian A. Hudson, Interim Chief Financial Officer

cc: Michele Kloeppel, Thompson Coburn.

1415 WEST 22nd STREET OAK BROOK, ILLINOIS 60523 PHONE (630) 954-2000